Bylaws
of
Roadsider, Inc.
a California C Corporation

Article I: Name and Purpose

Section 1. Name: The name of the corporation shall be "Roadsider, Inc." hereinafter referred to as the "Company."

Section 2. Purpose: The purpose of the Company is to provide roadside assistance Software as a Service (SaaS) applications to businesses in need of reliable, efficient, and easy to use roadside assistance software to run their services dispatching and other related business.

Article II: Offices

Section 1. Principal Office: The principal office of the Company shall be located at a location designated by the Board of Directors.

Section 2. Registered Office: The Company shall maintain a registered office in compliance with the applicable state laws.

Article III: Shareholders

Section 1. Annual Meeting: The annual meeting of the shareholders shall be held at the time and place designated by the Board of Directors. Notice of the annual meeting shall be given to all shareholders at least thirty (30) days in advance.

Section 2. Special Meetings: Special meetings of the shareholders may be called by the Board of Directors or by shareholders holding at least 51% of the voting power of the Companyat the discretion of the board of directors.

Section 3. Quorum:A majority of the voting power of the outstanding shares shall constitute a quorum for the transaction of business at any shareholders' meeting.

Section 4. Voting Rights: Each shareholder shall be entitled to one vote for each share of stock held in the Company.

Article IV: Board of Directors

Section 1. General Powers: The business and affairs of the Company shall be managed by the Board of Directors.

Section 2. Number and Qualification: The Board of Directors shall consist of not less than three (3) and not more than seven (7) directors. Directors need not be shareholders of the Company.

Section 3. Election and Term: Directors shall be elected by the board and shareholders at the annual meeting and shall serve a term of three (3) years, or until their successors are elected and qualified.

Section 4. Meetings: Regular meetings of the Board of Directors shall be held quarterly, and special meetings may be called by the Chairman or by any two (2) directors.

Section 5. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business at any Board meeting.

Section 6. Committees: The Board of Directors may appoint committees to carry out specific tasks, and such committees shall have the authority granted by the Board.

Article V: Officers

Section 1. Officers: The officers of the Company shall consist of a CEO, a President and or a Vice President, Secretary, and Treasurer, and any other officers deemed necessary by the Board of Directors.

Section 2. Election and Term: The executive officers shall be elected by the Board of Directors and shall serve for a term of one (1) year or until their successors are elected and qualified.

Section 3. Duties: The officers shall have the powers and duties necessary to manage the day-to-day operations of the Company, as prescribed by the Board of Directors.

Article VI: Indemnification

The Company shall indemnify its directors and officers, to the fullest extent permitted by law for actions taken on behalf of the Company in good faith.

Article VII: Amendment of Bylaws

These Bylaws may be altered, amended, or repealed, and new Bylaws may be adopted by the affirmative vote of a majority of the Board of Directors present at any regular or special meeting.

Article VIII: Dissolution

In the event of the dissolution of the Company, its assets shall be distributed as determined by the Board of Directors, in compliance with the applicable state laws.

Article IX: Miscellaneous

Section 1. Fiscal Year: The fiscal year of the Company shall begin on January 1st and end on December 31st of each year.

Section 2. Books and Records: The Company shall maintain appropriate books and records of accounts, meeting minutes, and other necessary documents.

Section 3. Severability: If any provision of these Bylaws is held to be invalid or unenforceable, such provision shall be deemed to be modified to the extent necessary to make it valid and enforceable, and the remaining provisions shall continue to be in full force and effect.

Section 4. Governing Law: These Bylaws shall be governed by and construed in accordance with the laws of the state in which the Company is incorporated.

These Bylaws are hereby adopted and effective as of the date set forth below.

Date of Adoption: [Insert Date of Adoption]

Signed by: [Founder/CEO Name], President and [Your Name], Secretary

[End of Bylaws]